

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
2850 Red Hill Avenue, Suite 100,
Santa Ana, California 92705

      Re: AuraSound, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed December 9, 2010 as Revised March 8, 2011
            File No. 000-51543

Dear Mr. Weisshaupt:

      We have completed our review of your filing and do not have any further comments at this time.

                                  Sincerely,

                                 /s/ Celeste Murphy for
                                 Larry Spirgel
                                 Assistant Director

cc: <u>Via facsimile to (949) 419-1202</u>
           Aman Singha, Esq.